SilverCrest Santa Elena Gold and Silver Mine
Construction Update #2

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. April 8, 2010 – SilverCrest Mines Inc. (the “Company”) is pleased to report that mine construction activities at its 100% owned Santa Elena mine located in Sonora, Mexico are progressing on schedule for a mid-year first metal pour and are currently under budget. Santa Elena will be a high grade gold and silver, open pit heap leach mine that is scheduled to reach commercial production in the fourth quarter of this year. The estimated capital cost of the fully financed project is $US 20.0 million and the 2,500 tonne per day facility is expected to produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year over an 8 year mine life at an estimated life of mine cash cost of less than US$375 per ounce of gold & gold equivalent. The Santa Elena project is fully financed and major site preparation has been underway since October, 2009. The most significant construction activities that have been completed or are underway are outlined below. For more information, please visit www.sedar.com to view the August 11, 2008 “Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico” completed by Scott Wilson Roscoe Postle Assoc. Inc. and the Company’s website at www.silvercrestmines.com to view construction photos.

Construction Activities

  Earthworks and concrete foundations for the production facilities including the crusher site, maintenance shop, warehouse and administrative offices are near completion. Supervision of EPCM work continues under the direction of Sonoran Resources of Somerton, AZ.

  The Phase I leach pad has been completed and is being prepared for initial ore loading. This first stage leach pad is approximately 71,500 square metres and will accommodate the first 3 years of ore production. Site Quality Assurance and Control for the impervious clay base and installation of the 80 mil plastic liner for the pad is being supervised by Vector Engineering of Golden, CO.

  Pre-stripping of the Santa Elena ore deposit where initial mining will take place has commenced with the waste rock being utilized to build the foundation for the coarse ore stock pile and ramp access to the crusher.

  Barren, Pregnant and Emergency ponds for the various solutions are under construction and are expected to be completed in April.

  The three stage crusher has been delivered to site and will be assembled in April with initial crushing and loading of ore on the pads expected to commence in May.

  The Merrill Crowe recovery unit is in transport to site with the foundation completed and the building including the onsite laboratory is under construction.

  All power generators are on site and being installed and will be tested in April and May.

  To date, no lost time accidents or incidents have occurred during construction with over 100,000 hours worked.

  Community involvement by the Company continues to be paramount with the establishment of a local non-profit organization and preparation to start community development projects once commercial production is underway. Community support for the mine continues to be strong.

J. Scott Drever, President stated; “We are certainly pleased at this time as to how the construction and preparation for the commencement of mining are progressing. Our contractors and supervisory personnel are working diligently and efficiently to assure that the project progresses on time and on budget. We have commenced securing the team of professionals that will be responsible for the daily operations so that the transition from construction to full mine and metal production is seamless. We are convinced that the low strip ratio and higher grades in the initial years of mining will provide an accelerated payback of the capital cost and loan facility and will set the stage for early, free cash flow that will be utilized to implement the Company’s strategy for corporate growth.”

In addition to the development of the current mining operations at Santa Elena, the Company is assessing the potential for resource and future production expansion. This assessment includes exploration of additional parallel zones to the Main Zone, further expansion and possible development of the current underground resources, potential re-treatment of the heaps with conventional milling, and the feasibility of processing the nearby Cruz de Mayo silver deposit at the Santa Elena facilities. The Company believes that, collectively, these developments could significantly raise annual production rates at the Santa Elena facilities and increase mine life. Further studies are required to demonstrate that the Company’s additional resources are economically viable.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. is a “Precious Metals Focused” exploration and development company with a portfolio of gold and silver deposits and high grade exploration properties located in Mexico and El Salvador. This property portfolio, which includes reported, probable reserves as well as indicated and inferred gold and silver resources and substantial exploration potential, provides an important base from which SilverCrest can develop its corporate objective of becoming a significant precious metals asset based company. The Company’s immediate initiative is to acquire and develop substantial mineral resources and ultimately to operate multiple low cost, high grade precious metals mines.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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